12 June 2006

RECEIVED
2006 JUN 21 A 10:26
OFFICE OF INTERNATIONAL
CORPORATE FIN[redacted]

旺-旺

06014528

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results and Slides for the First Quarter Ended 31 March 2006
2) Incorporation of New Subsidiaries
3) Termination of American Depositary Receipt Facility

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at email : emilyang@wantwant.com.sg or Tel : (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588 Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the First Quarter Ended 31 March 2006:-

Group	First Quarter 2006 US$'000	First Quarter 2005 US$'000	Increase/ (decrease) %
Revenue	217,501	169,392	28.4
Cost of sales	(132,385)	(104,465)	26.7
Gross profit	85,116	64,927	31.1
Other operating income	7,616	6,510	17.0
Distribution and selling costs	(26,928)	(22,511)	19.6
Administrative expenses	(20,685)	(14,728)	40.4
Other operating expenses	(1,811)	(1,541)	17.5
Share of results of associates	(86)	60	n.m.
Finance costs	(1,719)	(730)	135.5
Profit before income tax	41,503	31,987	29.7
Income tax expense	(3,241)	(3,221)	0.6
Profit for the period	38,262	28,766	33.0
Attributable to:			
Equity holders of the parent	38,775	28,844	34.4
Minority interest	(513)	(78)	557.7
	38,262	28,766	33.0

1(a)(ii) Additional Information

Group	First Quarter 2006 US$'000	First Quarter 2005 US$'000	Increase/ (decrease) %
Gain on disposal of trading investments	31	10	210.0
Interest income	456	409	11.5
Depreciation and amortisation	(10,167)	(8,891)	14.4
Underprovision of tax in respect of prior years	(19)	(215)	(91.2)
Loss on disposal of plant and equipment	(189)	(146)	29.5
Plant and equipment written off	(152)	(247)	(38.5)

1(a)(iii) Analysis of sales

Group	Turnover First Quarter 2006 US$'000	Turnover First Quarter 2005 US$'000	Increase/ (decrease) %	Profit Before Tax First Quarter 2006 US$'000	Profit Before Tax First Quarter 2005 US$'000	Increase/ (decrease) %
By Geographical Region						
China	199,734	151,143	32.1	39,172	28,689	36.5
Taiwan	9,722	9,943	(2.2)	843	1,898	(55.6)
Others	8,045	8,306	(3.1)	1,488	1,400	6.3
Total	217,501	169,392	28.4	41,503	31,987	29.7
By Activity						
Rice Crackers	76,114	69,595	9.4	8,373	8,092	3.5
Other Snacks	70,395	48,228	46.0	18,982	11,195	69.6
Beverages	66,657	47,132	41.4	16,963	10,244	65.6
Others	4,335	4,437	(2.3)	(2,815)	2,456	n.m.
Total	217,501	169,392	28.4	41,503	31,987	29.7

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.3.2006	31.12.2005	31.3.2006	31.12.2005
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	180,744	161,429	129	140
Inventories	136,633	136,432	-	-
Trade receivables	38,003	49,392	-	-
Subsidiaries and associates	1,812	1,866	132,803	138,980
Held for trading investments	1,589	259	-	-
Other receivables and prepayments	28,962	39,217	36	1,517
Total current assets	387,743	388,595	132,968	140,637
Non-current assets:				
Investment in subsidiaries	-	-	579,203	561,832
Investment in associates	320	407	318	405
Goodwill	404	404	-	-
Available-for-sale investments	1,681	2,177	651	651
Property, plant and equipment [1]	532,049	509,500	5,075	5,105
Investment properties	20,297	19,542	-	-
Properties held for development [2]	66,170	53,397	-	-
Trademarks	974	1,012	-	-
Land use rights	144	146	144	146
Deferred tax asset	506	582	-	-
Total non-current assets	622,545	587,167	585,391	568,139
Total assets	1,010,288	975,762	718,359	708,776
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	137,993	160,902	179	228
Subsidiaries and associates	-	-	118,400	112,533
Short-term bank loans	38,184	27,565	-	-
Income tax payable	3,965	2,394	2	2
Total current liabilities	180,142	190,861	118,581	112,763
Non-current liabilities:				
Long-term bank loans	146,199	145,829	-	-
Capital, reserves and minority interests:				
Issued capital	212,331	128,884	212,331	128,884
Share Premium	-	82,846	-	82,846
Capital redemption reserve	-	601	-	601
Capital reserve - others	20,773	20,268	-	-
Currency realignment reserve	13,024	7,603	-	-
Accumulated profits	415,670	377,400	387,447	383,682
Legal reserves	12,729	12,729	-	-
Equity attributable to equity holders of the parent	674,527	630,331	599,778	596,013
Minority interest	9,420	8,741	-	-
Total equity	683,947	639,072	599,778	596,013
Total liabilities and equity	1,010,288	975,762	718,359	708,776

Notes to the balance sheet

1. Property, plant & equipment increased by US$23 million due mainly to the addition of assets in factories, buildings and hospital

2. Property held for development increased by US$13 million due mainly to development cost in Lianyungang/ Xuzhou and acquisition of land in Luohe/ Anqing

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2006		As at 31/12/2005	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	38,184	0	27,565

Amount repayable after one year

As at 31/03/2006		As at 31/12/2005	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	146,199	0	145,829

Details of any collateral

Not Applicable

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	31.3.2006 US$'000	31.3.2005 US$'000
Cash flows from operating activities:		
Profit before income tax	41,503	31,987
Adjustments for:		
Share of results of associates	86	(60)
Depreciation expense	10,114	8,836
Depreciation of investment properties	4	4
Amortisation of trademarks	47	49
Amortisation of land use rights	2	2
Discount on acquisition of new subsidiaries	-	(4,333)
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost	-	(264)
Gain on disposal of trading investments	(31)	(10)
Loss on disposal of plant and equipment	189	146
Plant and equipment written off	152	247
Interest expense	1,719	730
Interest income	(456)	(409)
Cash flows provided by operations before changes in working capital	53,329	36,925
Inventories	(201)	9,846
Trade receivables	11,389	4,129
Associates	53	(7)
Other receivables and prepayments	10,249	(624)
Trade payables	(22,908)	(9,794)
Cash generated from operations	51,911	40,475
Interest paid	(1,719)	(730)
Interest received	462	448
Income tax paid	(1,593)	(1,024)
Net cash from operating activities	49,061	39,169
Cash flows from investing activities:		
Purchases of property, plant and equipment	(23,700)	(22,271)
Purchases of plant and equipment for hospital	(4,124)	(9,115)
Purchases of development properties	(12,772)	(259)
Proceeds from disposal of plant and equipment	89	10
Other receivables and prepayments	-	20,938
Acquisition of subsidiaries	-	(25,776)
Deferred expenditure	-	(9)
Disposal of available-for-sale investments	510	-
Purchases of investment properties	(581)	(244)
Purchases less disposal of trading investments	(1,300)	(259)
Net cash used in investing activities	(41,878)	(36,985)
Cash flows from financing activities:		
Increase in bank loans	10,989	26,339
Minority shareholders	1,098	(540)
Net cash from financing activities	12,087	25,799
Net effect of exchange rate changes in consolidating subsidiaries	45	(583)
Net increase in cash and cash equivalents	19,315	27,400
Cash and cash equivalents at beginning of period	161,429	144,285
Cash and cash equivalents at end of period	180,744	171,685

Notes to the consolidated cash flow statement

A. Summary of the effects of acquisition of subsidiaries

	31.3.2006 US$'000	31.3.2005 US$'000
Cash	-	251
Other current assets	-	10,545
Current liabilities	-	(19,569)
Net current liabilities	-	(8,773)
Non-current assets	-	40,339
Non-current liabilities	-	(1,206)
NTA at time of acquisition	-	30,360
Discount on acquisition of new subsidiaries	-	(4,333)
Amount paid	-	26,027
Cash of acquired subsidiaries	-	(251)
Net cash outflow on acquisition of subsidiaries	-	25,776

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Issued capital US$'000	Share Premium US$'000	Capital redemption reserve US$'000	Capital reserve on consolidation US$'000	Capital reserve - others US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Legal reserves US$'000	Attributable to equity holders of parent US$'000	Minority Interest US$'000	Total US$'000
Balance at 1 Jan 2005	128,884	82,846	601	4,662	20,218	(2,645)	301,257	8,145	543,968	10,234	554,202
Effect of adopting FRS 103 (Revised 2004)	-	-	-	(4,662)	-	-	5,687	-	1,025	-	1,025
- As restated	128,884	82,846	601	-	20,218	(2,645)	306,944	8,145	544,993	10,234	555,227
Currency translation differences	-	-	-	-	-	(1,069)	-	-	(1,069)	(37)	(1,106)
Profit for the year	-	-	-	-	-	-	28,844	-	28,844	(78)	28,766
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	(416)	(416)
Transfers	-	-	-	-	-	-	(329)	329	-	-	-
Balance at 31 Mar 2005	128,884	82,846	601	-	20,218	(3,714)	335,459	8,474	572,768	9,703	582,471
Balance at 1 Jan 2006	128,884	82,846	601	-	20,268	7,603	377,400	12,729	630,331	8,741	639,072
Transfer from share premium and capital redemption reserve to share capital	83,447	(82,846)	(601)	-	-	-	-	-	-	-	-
Currency translation differences	-	-	-	-	-	5,421	-	-	5,421	94	5,515
Profit for the year	-	-	-	-	-	-	38,775	-	38,775	(513)	38,262
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	1,098	1,098
Transfers	-	-	-	-	505	-	(505)	-	-	-	-
Balance at 31 Mar 2006	212,331	-	-	-	20,773	13,024	415,670	12,729	674,527	9,420	683,947

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share Premium US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Total US$'000
Company					
Balance at 1 Jan 2005	128,884	82,846	601	321,019	533,350
Profit attributable to shareholders of the company	-	-	-	387	387
Balance at 31 Mar 2005	128,884	82,846	601	321,406	533,737
Balance at 1 Jan 2006	128,884	82,846	601	383,682	596,013
Transfer from share premium and capital redemption reserve to share capital	83,447	(82,846)	(601)	-	-
Profit attributable to shareholders of the company	-	-	-	3,765	3,765
Balance at 31 Mar 2006	212,331	-	-	387,447	599,778

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

Following the amendments to the Companies Act ("The Companies (Amendment) Act 2005") on 30 January 2006, any amounts standing to the credit of the Company's share premium account and capital redemption reserve account shall become part of the Company's share capital. Accordingly, the share premium account and capital redemption reserve account have been combined into the share capital account.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period as compared with the audited financial statements for the financial year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group	
	31/03/2006	31/03/2005
(i) Based on weighted average number of ordinary shares in issue	3.01 US cts	2.24 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,288,840,439
(ii) On a fully diluted basis	N.A.	N.A.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/2006	31/12/2005	31/03/2006	31/12/2005
Net asset value per ordinary share based on existing issued share capital as at the end of the period	52.34 US cts	48.91 US cts	46.54 US cts	46.24 US cts
**Number of ordinary shares in issue	1,288,840,439	1,288,840,439	1,288,840,439	1,288,840,439

8. A review of the performance of the group. to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs. and earnings of the group for the current financial period reported on. including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital. assets or liabilities of the group during the current financial period reported on

First Quarter ("1Q") 2006 vs First Quarter 2005

The Group achieved 28.4% growth in turnover in 1Q2006 from US$169.4 million to US$217.5 million with main contributions from Other Snacks and Beverages. With higher turnover and relatively stable gross profit margin, Group profit before tax rose 29.7% from US$32 million in 1Q2005 to US$41.5 million in 1Q2006.

By Product

Turnover of Other Snacks increased by 46% from US$48.2 million to US$70.4 million. This was attributable to the introduction of new products such as milk candies and cup jellies, and better performance of existing products. The addition of higher margin new products negated the negative impact from higher raw materials costs such as sugar. Gross profit margin increased and profit before tax improved by 69.6% to US$19 million.

Similarly, turnover of Beverages increased by 41.4% from US$47.1 million to US$66.7 million. Core product Hot-kid milk continued to be the driving force for sales. Gross profit margin however declined marginally as a result of higher raw material cost and changes in sales mix. Nevertheless, profit before tax increased 65.6% to US$17 million on higher turnover.

Turnover of Rice Crackers increased 9.4% from US$69.6 million to US$76.1 million. Sales volume of core brand and sub-brand products in China rose 6.5% and 3.4% respectively. Profit before tax increased 3.5% to US$8.4 million on increased turnover.

Turnover of Other Segments was lower due mainly to slower export sales of wine products. Losses before tax increased US$5.3 million compared to 1Q2005 due to the absence of valuation gain which was recorded in 1Q2005 from the acquisition of Qianhe Hotel. In addition, Hospital operation which commenced operation in late 2005 incurred losses.

By Region

China recorded double digit growth in both turnover and profit before tax of 32.1% and 36.5% respectively. The introduction of new higher margin products and the stronger sales volume gave rise to an improvement in gross profit margin. Turnover in Taiwan declined 2.2% whilst profit before tax decreased 55.6% because of lower capacity utilization and higher operating expenses. Turnover in Other Regions decreased 3.1% as certain countries, such as United States, experienced slower sales. Profit before tax however increased mainly because of higher tax refund from reinvestment of profit.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on full year 2005 unaudited results.

10. Prospect

Certain raw material prices have increased significantly such as sugar and we expect such increases to affect our current year profit to a certain extent. However, we will work towards increasing turnover to minimise their impact.

Barring unforeseen circumstances, the Board of Directors expect our performance to continue to improve in 2006.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not Applicable

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable

Want Want Holdings Ltd
1Q 2006 RESULT

1Q Financials

Unit: USD'000

	2006	%	2005	%	YoY (%)
Turnover	217,501	100.0	169,392	100.0	28.4
Gross Profit	85,116	39.1	64,927	38.3	31.1
Profit Before Tax	41,503	19.1	31,987	18.9	29.7
Profit Attributable to Equity Holders	38,775	17.8	28,844	17.0	34.4
EPS (cents) *	3.01		2.24		34.4

* Based on 1,288,840,439 outstanding shares as at 31 Mar 2006 (2005: 1,288,840,439)

1Q Review

- ❑ Sales increased 28.4% to US$217.5 million. Higher sales & stable GP margin led PBT higher by 29.7% to US$41.5 million
- ❑ Other Snacks: Sales rose 46% to US$70.4 million from new & existing products. GP margin improved from higher margin new products despite higher raw material cost. PBT increased 69.6% to US$19 million
- ❑ Beverages: Sales grew 41.4% to US$66.7 million. Altho' GP margin declined marginally, PBT increased 65.6% to US$17 million from higher sales
- ❑ Rice Crackers: Sales increased 9.4% to US$76.1 million. Both core/sub-brand sales volume in PRC improved. PBT rose 3.5% to US$8.4 million

1Q Turnover Breakdown

Turnover By Products


100%
80%
60%
40%
20%
0%
2.0%
30.6%
35.0%
2.6%
27.8%
41.1%
2006
2005
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions


100%
80%
60%
40%
20%
0%
3.7%
91.8%
4.9%
89.2%
2006
2005
China
Taiwan
Others

1Q Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
40.9%
20.2%
-6.8%
7.7%
32.0%
25.3%
2006
2005
Rice Crackers
Snack Foods
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
3.6%
94.4%
4.4%
89.7%
2006
2005
China
Taiwan
Others

PRC 1Q Turnover Breakdown

Rice Crackers

	2006	2005
Sugar coated	40%	41%
Savory	34%	32%
Fried	10%	8%
Others	16%	19%
Total:	100%	100%
Core Brand	***73%***	***74%***
Non-Core Brand	***27%***	***26%***

Snack Foods

	2006	2005
Gummy Sweet	34%	38%
Jelly & Popsicle	33%	25%
Ball Cake	18%	18%
Others	15%	19%
Total:	100%	100%

Beverages

	2006	2005
Milk	96%	98%
Others	4%	2%
Total:	100%	100%

Liquidity Position as at 31 March

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (06)	*172,199*	*2,746*	*241*	*5,343*	*215*	*180,744*
Cash (05)	156,397	1,843	118	13,123	204	171,685
Debt (06)	*42,448*	*4,635*	*NA*	*136,194*	*1,106*	*184,383*
Debt (05)	19,297	NA	NA	82,364	748	102,409

Net Debt (March 06): 3,639

Financial Ratio

	31 Mar 06	31 Dec 05
Net Debt/Equity	0.53%	1.87%
A/R turnover ratio	18 days	24 days
Current ratio	215%	204%
Inventory turnover ratio	93 days	103 days
Average interest rate	5.1%	4.2%
Interest coverage ratio	25.1	30.4

RECEIVED
2006 JUN 21 A 10: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

INCORPORATION OF NEW SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China :

	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
(i)	Houma Want Want Foods Ltd	Shanxi Province, Houma Economic and Technological Development Zone, Xiangyi Lake Industrial Park No. 1	US$3 million	Manufacturing and distributing food and beverages
(ii)	Shandong Rui-Want Foods Ltd	Shandong Province, Jinan City, Jibei Economic Development Zone	US$5 million	Manufacturing and distribution of food, beverages and packaging materials

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2006. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 19/05/2006 to the SGX

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

TERMINATION OF AMERICAN DEPOSITARY RECEIPT FACILITY

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has given notice to The Bank of New York (the "Bank") to terminate the Company's American Depositary Receipt ("ADR") facility effective July 10, 2006. The Bank will be sending Termination Notices to all ADR Owners.

The ADR facility was established in December 1997. As trading volume over the ADR has been low over the past few years and the Singapore Exchange is accessible to US investors, the Board of Directors believe that the termination will not affect the trading liquidity of our shares on the Singapore Exchange.

Submitted by Adams Lin Feng I, Group Vice President and Director on 08/06/2006 to the SGX